[Cars.com Letterhead]

May 15, 2017

VIA EDGAR

Jan Woo

Legal Branch Chief

Office of Information Technologies and Services

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cars.com Inc.

Registration Statement on Form S-1

File No. 333-217910

Dear Ms. Woo:

Reference is made to the Registration Statement on Form S-1 (File No. 333-217910) (the “Registration Statement”), filed by Cars.com Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).

The Company hereby requests that the effective date for the Registration Statement be accelerated to 5:00 p.m., Eastern time, on May 15, 2017, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

If the Staff has any further questions or comments concerning this letter, or if you require any additional information, please feel free to contact the Company’s counsel, Victor Goldfeld of Wachtell, Lipton, Rosen & Katz, at (212) 403-1005. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Goldfeld and that such effectiveness also be confirmed in writing.

May 15, 2017

Sincerely,
Cars.com Inc.

/s/ Alex Vetter
Alex Vetter
President and Chief Executive Officer

cc:	Victor Goldfeld

Wachtell, Lipton, Rosen & Katz